Exhibit 12.1

EXHIBIT 12.1 - STATEMENT REGARDING COMPUTATION OF FINANCIAL RATIOS

(in millions except financial ratios, share and per share data)		2018	2017	2016	2015	2014
1. NET INCOME ATTRIBUTABLE TO INNOSPEC INC. AS A PERCENTAGE OF SALES
A	Net income attributable to Innospec Inc.	$85.0	$61.8	$81.3	$119.5	$84.1
B	Net sales	$1476.9	$1306.8	$883.4	$1012.3	$960.9
A % of B		5.8%	4.7%	9.2%	11.8%	8.8%

2. EFFECTIVE TAX RATE AS A PERCENTAGE
C	Income taxes	$46.6	$66.3	$21.8	$32.8	$26.8
D	Income before income taxes	$131.6	$128.1	$103.1	$152.3	$110.9
C % of D		35.4%	51.8%	21.1%	21.5%	24.2%

3. CURRENT RATIO
E	Current assets	$663.9	$561.5	$441.1	$458.7	$414.2
F	Current liabilities	$296.6	$261.5	$183.1	$206.1	$222.9
Ratio of E to F		2.2	2.1	2.4	2.2	1.9

4. EARNINGS PER SHARE ATTRIBUTABLE TO INNOSPEC INC.
G	Net income attributable to Innospec Inc.	$85.0	$61.8	$81.3	$119.5	$84.1
H	Basic shares outstanding	24,401	24,148	23,998	24,107	24,391
I	Diluted shares outstanding	24,603	24,486	24,442	24,612	24,878
G/H	Basic earnings per share attributable to Innospec Inc.	$3.48	$2.56	$3.39	$4.96	$3.45

G/I	Diluted earnings per share attributable to Innospec Inc.	$3.45	$2.52	$3.33	$4.86	$3.38

Shares in thousands, earnings per share attributable to Innospec Inc. in dollars.